SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)1
Achillion Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $.001 par value

(Title of Class of Securities)
00448Q201
(CUSIP Number)
Domain Associates, LLC	Ropes & Gray LLP
One Palmer Square	1211 Avenue of the Americas
Princeton, NJ 08542	New York, NY 10036
Attn: Kathleen K. Schoemaker	Attn: Morri Weinberg, Esq.
Tel: (609) 683-5656	Tel: (212) 596-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00448Q201 Page 2 of 7 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Domain Partners VIII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,563,507*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 9,563,507*
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,563,507*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14.		TYPE OF REPORTING PERSON PN

*Includes 2,790,539 shares issuable upon exercise of Warrants.

CUSIP No. 00448Q201 Page 3 of 7 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) DP VIII Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 79,867*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 79,867*
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,867*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.		TYPE OF REPORTING PERSON PN

*Includes 20,706 shares issuable upon exercise of Warrants.

CUSIP No. 00448Q201 Page 4 of 7 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Domain Associates, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 25,000
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 00448Q201 Page 5 of 7 Pages

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 30, 2010 (the “Schedule 13D”).  Terms used in the Schedule 13D are used herein as so defined.

Item 2.                      Identity and Background.

Item 2(a), (b) and (c) are hereby amended by adding the following thereto:

(a)           Domain Associates, LLC, a Delaware limited liability company (“DA”),  became a Reporting Person on October  6, 2010.  The agreement among the Reporting Persons to file as a group (the “Amended Joint Filing Agreement”) is annexed hereto as Exhibit B.

(b)-(c)           The principal business of DA is that of an investment manager.  James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Brian K. Halak, Nicole Vitullo and Kim P. Kamdar are the managing members of DA.

Item 5.                      Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read in its entirety as follows:

(a)           The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 1 to Schedule 13D. This information is based on a total of 70,645,899 shares of Common Stock outstanding as of May 1, 2012, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2012 filed with the Commission on May 9, 2012, and gives effect to the exercise of all Warrants held by the Reporting Persons.  In addition to the shares that  OPSA VIII indirectly beneficially owns in its capacity as the general partner of DP VIII and DP VIIIA, OPSA VIII directly beneficially owns 93,434 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

Item 5(b) is hereby amended by adding the following thereto:

(b)           The managing members of DA may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by DA.  Each of the managing members of DA disclaims beneficial ownership of all securities owned by DA other than those he or she owns by virtue of his or her indirect pro rata interest, as a managing member of DA, in such securities.

Item 5(c) is hereby amended and restated to read in its entirety as follows:

(c)           On May 31, 2012, DP VIII distributed in kind 1,200,000 shares of Common Stock pro rata to its partners, including 93,434 shares to OPSA VIII.

Item 7.                      Material to be Filed as Exhibits.

Exhibit B --  Amended Joint Filing Agreement  (annexed)

CUSIP No. 00448Q201 Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2012

DOMAIN PARTNERS VIII, L.P.
By:	One Palmer Square Associates VIII, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VIII ASSOCIATES, L.P.
By:	One Palmer Square Associates VIII, LLC., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, LLC

By:	/s/ Kathleen K. Schoemaker
Managing Member

CUSIP No. 00448Q201 Page 7 of 7 Pages

EXHIBIT B

AMENDED AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D
______________________________

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit B, and any amendments thereto,  is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 14, 2012

DOMAIN PARTNERS VIII, L.P.
By:	One Palmer Square Associates VIII, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VIII ASSOCIATES, L.P.
By:	One Palmer Square Associates VIII, LLC., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, LLC

By:	/s/ Kathleen K. Schoemaker
Managing Member